(As filed June 25, 2004)
                                                                File No. 70-9375

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS-AMC

                         Post-Effective Amendment No. 7
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       INTERSTATE POWER AND LIGHT COMPANY
                           (F/K/A IES UTILITIES INC.)
                              Alliant Energy Tower
                             200 First Street, S.E.
                             Cedar Rapids, IA 52401

                     (Name of company filing this statement
                  and address of principal executive offices)
               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
              ----------------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)
              ----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

Kent M. Ragsdale, Managing Attorney                  William T. Baker, Jr., Esq.
Alliant Energy Corporate Services, Inc.              Thelen Reid & Priest LLP
200 First Street, S.E.                               875 Third Avenue
Cedar Rapids, Iowa 52401                             New York, New York  10022

     Post-Effective Amendment No. 5, as filed in this proceeding on March 9, 2004, as heretofore amended and restated in its entirety by Post-Effective Amendment No. 6, as filed on April 30, 2004, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1. Background. Interstate Power and Light Company ("IP&L") is a wholly-owned public-utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). IP&L is engaged principally in the generation, purchase, transmission, distribution and sale of electric power and the purchase, distribution, transportation and sale of natural gas in portions of Iowa, Minnesota and Illinois. At December 31, 2003, IP&L provided electric service to approximately 529,000 customers and gas service to approximately 236,000 customers (excluding transportation and other customers). IP&L also provides steam service in selected markets in Iowa. IP&L is subject to regulation as a public utility as to retail electric and gas rates, service rules, issuance of securities, construction of new facilities, transactions with affiliates and various other matters by the Iowa Utilities Board, the Minnesota Public Utilities Commission ("MPUC"), and the Illinois Commerce Commission ("ICC"). It is also subject to regulation by the Federal Energy Regulatory Commission and by the Nuclear Regulatory Commission.

          For the year ended December 31, 2003, IP&L had operating revenues of $1,371,207,000, of which $1,006,982,000 (73.4%) were derived from electric operations, $294,549,000 (21.5%) from gas operations, and $69,676,000 (5.1%)
from steam sales and other operations. For the three months ended March 31, 2004, IP&L had operating revenues of $396,787,000. At March 31, 2004, IP&L had total assets of $3,598,185,000, including net utility and steam plant assets of $2,475,655,000. As of March 31, 2004, IP&L had 24,000,000 authorized shares of common stock, 13,370,788 of which were issued and outstanding and held by Alliant Energy. IP&L's consolidated capitalization at March 31, 2004 was as follows:

--------------------------------------------------------------------------------
Common Equity                    $1,022,311,000                            47.2%
--------------------------------------------------------------------------------
Preferred Stock                  $ 183,840,000                              8.5%
--------------------------------------------------------------------------------
Long-term Debt                   $ 837,878,000                             38.7%
--------------------------------------------------------------------------------
Short-term Debt                  $ 122,500,000                              5.6%
--------------------------------------------------------------------------------
          Total                  $2,166,529,000                           100.0%
--------------------------------------------------------------------------------

          1.2. IP&L's Current Authorization to Issue Long-term Debt Securities. By orders in this proceeding dated November 25, 1998 (Holding Co. Act Release No. 26945) and December 15, 2000 (Holding Co. Act Release No. 27306), as subsequently modified by order dated October 24, 2001 in File No. 70-9837 (Holding Co. Act Release No. 27456)/1/ (such orders being hereafter referred to as the "Prior Orders"), the Commission has authorized IP&L to (1) issue and sell from time to time through June 30, 2004 (the "Authorization Period"), in one or more series, any combination of (a) collateral trust bonds ("Trust Bonds"), (b) senior unsecured debentures ("Senior Debentures"), and (c) unsecured subordinated debentures ("Subordinated Debentures"); and (2) enter into an agreement or agreements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") for the financing or refinancing of air and water pollution control facilities and sewage and solid waste disposal facilities ("Facilities"). As security for IP&L's obligations under any agreement relating to the Tax-Exempt Bonds, IP&L is authorized to (1) issue its non-negotiable promissory note or notes to evidence the loan to IP&L of the proceeds of the Tax-Exempt Bonds by the issuer thereof, (2) convey a subordinated security interest in any Facilities that are financed through the issuance of Tax-Exempt Bonds, (3) issue and pledge one or more new series of Trust Bonds ("Tax-Exempt Collateral Bonds"), (4) acquire and deliver letters of credit guaranteeing payment of the Tax-Exempt Bonds and enter into reimbursement agreements with respect to any such letters of credit, (5) acquire insurance policies guaranteeing payment of the Tax-Exempt Bonds, and (6) provide a direct guarantee of payment of the principal of and premium, if any, and interest on the Tax-Exempt Bonds.

          Under the Prior Orders, the aggregate principal amount of the Trust Bonds, Senior Debentures, Subordinated Debentures, and Tax-Exempt Bonds issued during the Authorization Period shall not exceed $300 million, provided that such amount excludes the principal amount of any Tax-Exempt Collateral Bonds issued as collateral security for Tax-Exempt Bond obligations and any other forms of collateral related to the Tax-Exempt Bonds. IP&L may not issue any long-term debt securities unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and
(H) of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the October 24, 2001 order, the Commission reserved jurisdiction over the issuance by IP&L of any such securities that are rated below investment grade.

          Through March 31, 2004, IP&L had issued and sold a total of $200 million principal amount of long-term debt securities in accordance with the authorization under the Prior Orders. On May 6, 2004, IP&L issued and sold an additional $100 million principal amount of 6.30% Senior Debentures due 2034, the net proceeds of which ($98.6 million) were used to repay short-term debt that was incurred principally to finance IP&L's construction program and for other corporate purposes./2/

--------------------

/1/ In the October 24, 2001 order, the Commission approved the merger of Interstate Power Company into IES Utilities Inc., which then changed its name to Interstate Power & Light Company. The Commission also approved an increase from $200 million to $300 million in the aggregate amount of long-term debt securities that IP&L may issue through June 30, 2004.

/2/ IP&L issued the Senior Debentures in a public offering utilizing its "shelf" registration statement on Form S-3 in File No. 333-114065 (incorporated by reference herein as Exhibit C). A more complete description of the Trust Bonds and the Senior Debentures is contained in the registration statement.

          The Prior Orders provide that no series of Trust Bonds will be issued at interest rates in excess of the lower of 15% per annum or those interest rates generally obtainable at the time of pricing for first mortgage bonds having reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features (the "Ceiling Rate"). Further, the Prior Orders provide that no series of Senior Debentures or Subordinated Debentures will be sold if their fixed interest rate or initial adjustable interest rate exceeds the Ceiling Rate.

          1.3 Requested Authorizations. IP&L requests that the Commission issue a further supplemental order in this proceeding to (a) extend the Authorization Period under the Prior Orders from June 30, 2004 to December 31, 2004, (b) increase the maximum aggregate principal amount of the Trust Bonds, Senior Debentures, Subordinated Debentures, and Tax-Exempt Bonds that IP&L may issue during the Authorization Period from $300 million to $350 million, such that, taking into account previous issuances of such securities totaling $300 million, IP&L would have authority to issue up to an additional $50 million of long-term debt securities during the remainder of 2004, (c) authorize IP&L to enter into and perform interest rate hedging transactions in order to manage interest rate risk associated with outstanding long-term indebtedness and anticipated long-term debt offerings, and (d) modify the investment grade criteria applicable to any securities issued by IP&L in reliance upon the authorization in this proceeding. IP&L is not requesting any other change or modification to the terms, conditions or limitations under the Prior Orders.

          (a) Extension of Authorization Period. IP&L is requesting a six-month extension in the Authorization Period in order to make the expiration date under the Prior Orders coterminous with the expiration date under orders issued in File 70-10052 that grant IP&L authorization to issue and sell short-term indebtedness./3/ The extension will also provide IP&L greater financing flexibility in the event that its currently planned offering of Trust Bonds or Senior Debentures and redemption of Tax-Exempt Bonds are delayed beyond the second quarter of 2004. IP&L intends to file an Application/Declaration later in 2004 to restate and renew its authorization for all external financing.

          (b) Increase in Long-term Debt Limit. The proposed $50 million increase (from $300 million to $350 million) in the limit on new long-term debt securities that IP&L may issue will allow IP&L to complete the redemption of approximately $20 million of Tax-Exempt Bonds in 2004 and to refinance $25 million of short-term debt incurred to fund IP&L's construction program and for other corporate purposes./4/ Taking into account the completion of the May 2004 offering of Senior Debentures and assuming (i) issuance of an additional $50 million principal amount of long-term debt securities (of which $25 million in proceeds will be used to repay short-term debt and up to $25 million in proceeds

--------------------

/3/ By orders dated June 21, 2002 (Holding Co. Act Release No. 27542), October 10, 2002 (Holding Co. Act Release No. 27575), and December 13, 2002 (Holding Co. Act Release No. 27615) in File No. 70-10052, IP&L is authorized to issue and sell short-term debt securities from time to time through December 31, 2004.

/4/ At the end of May 2004, IP&L had $30 million of short-term debt outstanding.

will be used to redeem existing long-term debt)5 and (ii) an additional $100 million common equity investment by Alliant Energy during 2004, IP&L's pro forma capitalization ratios at March 31, 2004 would be as follows:

--------------------------------------------------------------------------------
Common Equity                    $1,122,311,000                            49.5%
--------------------------------------------------------------------------------
Preferred Stock                  $  183,840,000                             8.1%
--------------------------------------------------------------------------------
Long-term Debt                   $  962,878,000                            42.4%
--------------------------------------------------------------------------------
Short-term Debt                  $            0                               0%
--------------------------------------------------------------------------------
          Total                  $2,269,029,000                           100.0%
-------------------------------------------------------------------------------

          (c) Interest Rate Hedging Transactions.IP&L requests authorization to enter into interest rate hedging transactions with respect to its outstanding long-term indebtedness ("Interest Rate Hedges") in order to reduce or manage interest rate cost. Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as futures, interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or London Interbank Offered Rate-based swap instruments. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any Interest Rate Hedge exceed that of the face amount of the underlying debt instrument and related interest rate exposure. Thus, IP&L will not engage in speculative transactions.

          In addition, IP&L requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"). Such Anticipatory Hedges would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

--------------------
/5/ IP&L is assuming full utilization of its authorization in this proceeding to issue long-term debt securities and that it will not issue any additional preferred stock, as authorized in File No. 70-10077.

          Interest Rate Hedges and Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT") or other designated contract markets, the establishment of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. IP&L will determine the optimal structure of each Interest Rate Hedge or Anticipatory Hedge transaction at the time of execution. Interest Rate Hedges and Anticipatory Hedges in the over-the-counter market would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch, Inc. Fees, commissions and other amounts payable to a counterparty or exchange (excluding, however, the swap or option payments) in connection with any Interest Rate Hedge or Anticipatory Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          IP&L will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). IP&L represents that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Interest Rate Hedge or Anticipatory Hedge is entered into. IP&L will also comply with any future FASB financial disclosure requirements associated with hedging transactions./6/

          (d) Modification of Investment Grade Criteria under Prior Orders.IP&L represents that, except for securities issued for the purpose of funding money pool operations, no securities may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, as amended, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of IP&L that are rated are rated investment grade; and (iii) all outstanding securities of Alliant Energy that are rated are rated investment grade ("Investment Grade Condition"). For purposes of this Investment Grade Condition, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and
(H) of Rule 15c3-1 under the 1934 Act. IP&L requests that the Commission reserve jurisdiction over the issuance at any time of securities if the Investment Grade Condition is not satisfied./7/

--------------------

/6/ The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See FirstEnergy Corp., et al., Holding Co. Act Release No. 27694 (June 30, 2003); and NiSource Inc., et al., Holding Co. Act Release No. 27789 (Dec. 30, 2003).

/7/ The proposed Investment Grade Condition is substantially identical to investment grade conditions approved by the Commission in other proceedings. See e.g., Exelon Corporation, et al., Holding Co. Act Release No. 27830 (Apr. 1, 2004).

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses, paid or incurred in connection with filing this Post-Effective Amendment are estimated not to exceed $5,000. Fees, commissions and expenses paid or incurred by IP&L in connection with any offering of long-term debt securities authorized in this proceeding will be within the limitations specified in the Prior Orders.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          Sections 6(a), 7 and 12(b) of the Act and Rules 23, 24 and 45 thereunder are applicable to the issue and sale of long-term debt securities and related transactions by IP&L. Sections 6(a) and 7 of the Act are also applicable to Interest Rate Hedges and Anticipatory Hedges entered into by IP&L.

          The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of March 31, 2004, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $518.3 million, or approximately 63.8% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2004 ($812.6 million). Although this exceeds the 50% "safe harbor" limitation contained in Rule 53(a), the Commission has authorized Alliant Energy in an order dated October 3, 2001 (Holding Co. Act Release No. 27448) to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings."

          Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Alliant Energy has experienced an increase in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 3, 2001 order, due in part to the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia in April 2003, the sale of its affordable housing and SmartEnergy businesses in mid-2003, and the sale of approximately 94% of its oil and gas exploration and production business in November 2003) and the application of the proceeds to retire more than $800 million of debt; halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil through 2003); completion of a public offering of 17,250,000 shares of common stock in July 2003, the net proceeds of which (approximately $318 million) were used to make capital contributions to IP&L and Wisconsin Power and Light Company; and implementation of other cost control measures./8/

          Finally, the proposed transactions will have no material impact on Alliant Energy's consolidated capitalization.

          In the two fiscal years ending after the issuance of the October 3, 2001 order, Alliant Energy experienced a modest increase in its level of losses from its portfolio of EWGs and FUCOs. As described in the Application/Declaration in File No. 70-9891, Alliant Energy's share of losses associated with its portfolio of EWGs and FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 3, 2001 order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal years 2001 and 2002, Alliant Energy's share of losses totaled approximately $25.3 million and $26.7 million, respectively. Alliant Energy's losses on its Brazil investments were unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Since then, energy demand has increased and several rate increases have been approved. In fiscal year 2003, Alliant Energy's share of income was approximately $3.8 million (not including gain from sale of Australian FUCO investments).

          Alliant Energy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists./9/

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          The issuance and sale of long-term debt securities by IP&L is subject to approval by the MPUC and the ICC./10/ Copies of the orders issued by the MPUC

--------------------

/8/ At March 31, 2004, Alliant Energy's consolidated capitalization consisted of 47.8% common equity, 4.9% preferred stock, 43.1% long-term debt (including variable rate demand bonds classified as current), and 4.2% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the October 3, 2001 order).

/9/ With regard to Rule 53(b)(3), as previously indicated, Alliant Energy's investments in EWGs and FUCOs contributed positively to income in 2003.

and the ICC are filed herewith as Exhibits D-2 and D-4, respectively. IP&L has filed or will file additional applications with the ICC to extend the authorization period under the current ICC order to December 31, 2004 and to obtain required approvals to issue additional long-term debt securities to redeem Tax-Exempt Bonds in 2004. IP&L will not issue any additional long-term debt securities after June 30, 2004 until it obtains a further order or orders from the ICC, and will file such order or orders with the Commission by further post-effective amendment. No other state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

          The Commission has issued a notice under Rule 23 with respect to the filing of this Post-Effective Amendment (Holding Co. Act Release No. 27841) and no request for hearing was made. IP&L requests that the Commission issue a supplemental order in this proceeding as soon as practicable. IP&L requests that there not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the supplemental order is to become effective. IP&L hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          (a) Exhibits:
              --------

              A     None.

              B     None.

              C Registration Statement on Form S-3 ("shelf" registration) filed by IP&L on March 31, 2004 (incorporated by reference to File No. 333-114065).

              D-1   Application to the MPUC (previously filed).

              D-2   MPUC Order (previously filed).

              D-3 Informational Statement filed with the ICC (previously filed).

              D-4   ICC Order (previously filed).

--------------------------------------------------------------------------------
/10/ IP&L, which is incorporated in Iowa, cannot use the exemption under Rule 52(a) because the Iowa Utilities Board does not have jurisdiction over the issuance of securities by utilities. In accordance with Minnesota law, IP&L has obtained approval for its capital structure for the fiscal year ending March 31, 2005 (see Exhibit D-2). The ICC has authorized IP&L to issue and sell up to $125 million principal amount of long-term debt securities during the period ending June 30, 2004 (see Exhibit D-4).

              E     None.

              F     Opinion of Counsel (filed herewith).

              G     Form of Federal Register Notice (previously filed).

          (b) Financial Statements:
              --------------------

              FS-1 Consolidated Balance Sheet of Interstate Power and Light Company as of December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Interstate Power and Light Company for the year ended December 31, 2003) (File No. 0-4117-1).

              FS-2  Consolidated Statement of Income of
                    Interstate Power and Light Company for the year ended December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Interstate Power and Light Company for the year ended December 31, 2003) (File No. 0-4117-1).

              FS-3 Consolidated Balance Sheet of Interstate Power and Light Company as of March 31, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate Power and Light Company for the period ended March 31,
                    2004) (File No. 0-4117-1).

              FS-4  Consolidated Statement of Income of
                    Interstate Power and Light Company for the three months ended March 31, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate Power and Light Company for the period ended March 31,
                    2004) (File No. 0-4117-1).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

                  The transaction that is the subject of this Post-Effective Amendment does not involve a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Such transaction will not result in changes in the operation of IP&L that will have an impact on the environment. IP&L is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Post-Effective Amendment.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                       INTERSTATE POWER AND LIGHT COMPANY


                                       By: /s/ F. J. Buri
                                           ----------------------
                                       Name:  F. J. Buri
                                       Title: Corporate Secretary



Dated: June 25, 2004